UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)*

Forest City Realty Trust, Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title and Class of Securities)

345605109

(CUSIP Number)

Samantha Nasello

Scopia Capital Management LP

152 West 57th St., 33rd Floor

New York, NY 10019

(212) 370-0303

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2018

(Date of Event Which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.   ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 345605109

(1)	Name of Reporting Persons: Scopia Capital Management LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 22,087,803
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 22,087,803
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,087,803
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 8.3%*
(14)	Type of Reporting Person (See Instructions): PN, IA

*

Based on 267,193,877 shares of Class A Common Stock of Forest City Realty Trust, Inc. (the “Issuer”) outstanding as of May 7, 2018, as disclosed in the Proxy Statement filed by the Issuer with the Securities and Exchange Commission (“SEC”) on May 16, 2018.

CUSIP No. 345605109

(1)	Name of Reporting Persons: Scopia Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 22,087,803
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 22,087,803
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,087,803
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 8.3%*
(14)	Type of Reporting Person (See Instructions): CO, HC

*	Based on 267,193,877 shares of Class A Common Stock of the Issuer outstanding as of May 7, 2018, as disclosed in the Proxy Statement filed by the Issuer with the SEC on May 16, 2018.

CUSIP No. 345605109

(1)	Name of Reporting Persons: Matthew Sirovich
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 22,087,803
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 22,087,803
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,087,803
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 8.3%*
(14)	Type of Reporting Person (See Instructions): HC, IN

*	Based on 267,193,877 shares of Class A Common Stock of the Issuer outstanding as of May 7, 2018, as disclosed in the Proxy Statement filed by the Issuer with the SEC on May 16, 2018.

CUSIP No. 345605109

(1)	Name of Reporting Persons: Jeremy Mindich
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 22,087,803
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 22,087,803
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,087,803
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 8.3%*
(14)	Type of Reporting Person (See Instructions): HC, IN

*	Based on 267,193,877 shares of Class A Common Stock of the Issuer outstanding as of May 7, 2018, as disclosed in the Proxy Statement filed by the Issuer with the SEC on May 16, 2018.

Amendment No. 6 to Schedule 13D

The following constitutes Amendment No. 6 (“Amendment No. 6”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Scopia Capital Management LP (“Scopia Capital”), Scopia Management, Inc. (“Scopia Management”), Matthew Sirovich and Jeremy Mindich (collectively, the “Reporting Persons”) on June 6, 2016, as amended by Amendment No. 1 filed on August 10, 2016, Amendment No. 2 filed on December 7, 2016, Amendment No. 3 filed on February 7, 2017, Amendment No. 4 filed on March 23, 2018, and Amendment No. 5 filed on April 17, 2018. This Amendment No. 6 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

On July 30, 2018, Antlia Holdings LLC (“Antlia”), Antlia Merger Sub Inc. (“Merger Sub”), Scopia Capital and Scopia Management (Scopia Capital and Scopia Management, together, the “Scopia Parties”) entered into a Merger Support Agreement (the “Support Agreement”), which was entered into concurrently with the Issuer, Antlia and Merger Sub entering into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub will merge with and into the Issuer and the Issuer will survive as a wholly owned subsidiary of Antlia (the “Merger”). Pursuant to the Merger Agreement, upon the effective time of the Merger, each share of Class A Common Stock will be converted into the right to receive an amount in cash equal to $25.35 per share of Class A Common Stock (the “Merger Consideration”).

Pursuant to the Support Agreement, the Scopia Parties agreed that at any meeting of the Issuer’s stockholders and in connection with any written consent of the Issuer’s stockholders, the Scopia Parties will appear at such meeting or otherwise cause the shares of Class A Common Stock beneficially owned by them (and not transferred prior to the applicable record date) to be counted as present for purposes of calculating a quorum and will vote (or cause to be voted) such shares (i) in favor of the approval of the Merger, (ii) in favor of any proposal to adjourn the meeting to solicit additional proxies in favor of the adoption of the Merger Agreement, (iii) against any Acquisition Proposal (as defined in the Merger Agreement), and (iv) against any other proposal, action or transaction that could be reasonably expected to impede, interfere with, delay, postpone, discourage, frustrate the purposes of or adversely affect the consummation of the Merger or the performance by the Issuer of its obligations under the Merger Agreement.

Furthermore, the Scopia Parties agreed that during the term of the Support Agreement, they will not (i) solicit, seek or knowingly encourage the making, submission or announcement of an Acquisition Proposal (as defined in the Merger Agreement), (ii) propose or enter into any merger or business combination involving the Issuer or any of its subsidiaries, (iii) furnish non-public information regarding the Issuer or its subsidiaries to a third party in connection with an Acquisition Proposal, (iv) engage or participate in any discussions or negotiations with the Issuer or any third party with respect to any Acquisition Proposal, or (v) or adopt or approve any agreement or instrument providing for or relating to any Acquisition Proposal. In addition, the Scopia Parties agreed not to transfer any of the shares of Class A Common Stock beneficially owned by them to any non-affiliate until the earlier of (i) the termination of the Support Agreement in accordance with its terms and (ii) the initial filing of the first definitive proxy statement in respect of any meeting of the Issuer’s stockholders in respect of the Merger. The Support Agreement will terminate upon the earliest to occur of (a) the termination of the Merger Agreement in accordance with its terms, (b) the delivery of written notice of termination by the Scopia Parties to Antlia and Merger Sub following any modification to the Merger Agreement that decreases the amount or changes the form of the Merger Consideration, (c) a Change of Recommendation (as defined in the Merger Agreement), (d) the requisite stockholder vote shall not have been obtained in respect of the Merger, (e) the effective time of the Merger, and (f) the mutual consent of the parties to the Support Agreement.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, which is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

In addition, on July 30, 2018, the Issuer granted the Scopia Parties a limited waiver (the “Waiver”) of any restriction on the Scopia Parties in the Agreement, dated as of March 22, 2018, by and among the Issuer and the Scopia Parties (the “Agreement”), as previously described in this Schedule 13D, as amended, solely with respect to the Support Agreement in connection with the Merger Agreement, which Waiver shall terminate upon the earliest to occur of (i) the consummation of the Merger, (ii) the termination of the Merger Agreement, and (iii) any amendment or modification to the Support Agreement (other than any such amendment or modification solely for the purpose of adding a proxy or power of attorney from the Scopia Parties or their affiliates with respect to shares of Class A Common Stock beneficially owned by them in favor of Antlia), unless the Issuer has provided its prior written consent to such amendment or modification.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include, subject to any limitations in the Support Agreement and Agreement: (i) acquiring additional shares of Class A Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 267,193,877 shares of Class A Common Stock of the Issuer outstanding as of May 7, 2018, as disclosed in the Proxy Statement filed by the Issuer with the SEC on May 16, 2018.

The Investment Vehicles have delegated to Scopia Capital sole voting and investment power over the securities held by the Investment Vehicles pursuant to their respective Investment Management Agreements with Scopia Capital. As a result, each of Scopia Capital, Scopia Management, as the general partner of Scopia Capital, and Messrs. Sirovich and Mindich, as Managing Directors of Scopia Management, may be deemed to exercise voting and investment power over the shares of Class A Common Stock directly held by the Investment Vehicles. The Investment Vehicles specifically disclaim beneficial ownership of the securities of the Issuer directly held by them by virtue of their inability to vote or dispose of such securities as a result of their respective Investment Management Agreements with Scopia Capital.

(c) There have been no transactions in shares of Class A Common Stock during the 60 days prior to the date hereof by any of the Reporting Persons.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein. All securities reported in this Schedule 13D are directly held by the Investment Vehicles, all of which are investment management clients of Scopia Capital. None of the Investment Vehicles individually directly holds more than 5% of the Issuer’s outstanding shares of Class A Common Stock. The limited partners of (or investors in) each of the Investment Vehicles have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Class A Common Stock held for the accounts of their respective Investment Vehicles in accordance with their respective limited partnership interests (or investment percentages) in their respective Investment Vehicles.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

The disclosure regarding the Support Agreement and the Waiver in Item 4 is incorporated by reference herein.

The Support Agreement is filed as Exhibit 99.1 hereto and is incorporated by reference herein.

Two of the Investment Vehicles have entered into cash-settled swaps which in the aggregate represent economic exposure comparable to a notional interest in 1,586,953 shares of Class A Common Stock (representing economic exposure comparable to approximately 0.6% of the outstanding shares of Class A Common Stock). Under the terms of the swaps, (i) the Investment Vehicle will be obligated to pay to the counterparty any negative price performance of the specified notional number of shares of Class A Common Stock subject to the swaps as of the expiration date of such swaps, plus interest rates set forth in the applicable contracts, and (ii) the counterparty will be obligated to pay the Investment Vehicle any positive price performance of the specified notional number of shares of Class A Common Stock subject to the swaps as of the expiration date of the swaps. All balances will be settled in cash. The Reporting Persons’ counterparty for swaps referencing 1,496,473 shares of Class A Common Stock is Barclays Bank PLC and for swaps referencing 90,480 shares of Class A Common Stock is Goldman Sachs International. The swaps do not give the Reporting Persons or the Investment Vehicles direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of any shares of Class A Common Stock that may be referenced in the swap contracts or shares of Class A Common Stock or other securities or financial instruments that may be held from time to time by any counterparty to the contracts.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

99.1	Merger Support Agreement, dated as of July 30, 2018, by and among Antlia Holdings LLC, Antlia Merger Sub Inc., Scopia Capital Management LP and Scopia Management, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of July 31, 2018

SCOPIA CAPITAL MANAGEMENT LP

By:	Scopia Management, Inc., its general partner

By:	/s/ Matthew Sirovich
Name:	Matthew Sirovich
Title:	Managing Director

SCOPIA MANAGEMENT, INC.

By:	/s/ Matthew Sirovich
Name:	Matthew Sirovich
Title:	Managing Director

By:	/s/ Matthew Sirovich

By:	/s/ Jeremy Mindich